

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2015

Roger Branton
Chief Financial Officer
xG Technology, Inc.
240 S. Pineapple Avenue, Suite 701
Sarasota, Florida 34236

> **Re:** **xG Technology, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 4, 2015**
> **File No. 333-203853**

Dear Mr. Branton :

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Securities, page 85

1.   Please clearly describe what is meant by the description of the warrants as "pre-funded," including whether the "pre-funded" amount will be returned to the purchaser or other holder of the warrants if the warrants expire unexercised, the purpose of "pre-funding" warrants, and how the warrants you are offering achieve this purpose. Likewise, describe the purpose of the ownership thresholds included in the pre-funded warrants.

Underwriting, page 94

2.   Please revise to clarify the purpose of the offering of the Series C and Series D warrants, and disclose under what circumstances the Series C and Series D warrants will be issued. For example, will the Series C warrants be sold simultaneously with the Class A units or only after all the available Class A units have been sold?

Roger Branton
xG Technology, Inc.
August 5, 2015
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gregory Dundas, Attorney-Advisor, at 202-551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: David Danovitch, Esq.
Avraham Adler, Esq.